Exhibit (h)(v)

COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC.

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

June 30, 2026

COHEN & STEERS CAPITAL MANAGEMENT, INC.

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

Dear Sirs:

Cohen & Steers Low Duration Preferred and Income Fund, Inc. (“We”, “Us” or the “Company”) herewith confirms its agreement (the “Agreement”) pursuant to which Cohen & Steers Capital Management, Inc. (“You”) will waive certain of its fees and/or reimburse the Company for expenses incurred as follows:

1.  Reference is made to the Investment Advisory Agreement, dated September 30, 2015, between the Company and You (the “Investment Advisory Agreement”).

2.  Pursuant to Paragraph 6 of the Investment Advisory Agreement, We have agreed to pay You a monthly fee at an annualized rate of 0.65% of the Company’s average daily net assets (the “Investment Advisory Fee”).

3.  Notwithstanding Paragraph 6 of the Investment Advisory Agreement, You agree that through June 30, 2028, You will waive a portion of the Investment Advisory Fee and/or reimburse the Company so that the Company’s total annual operating expenses (excluding acquired fund fees and expenses, taxes and, upon approval by the Fund’s Board of Directors, extraordinary expenses) do not exceed 0.95% for Class A shares, 1.60% for Class C shares, 0.60% for Class F shares, 0.60% for Class I shares, 1.10% for Class R shares and 0.60% for Class Z shares.

4.  Unless specified otherwise in a duly executed, written agreement between You and the Company, beginning with the period July 1, 2028 and thereafter, You shall be entitled to the Investment Advisory Fee as specified in Paragraph 2 of this Agreement and shall have no obligation to waive any portion of the Investment Advisory Fee and/or reimburse any of the Company’s expenses unless otherwise required by law or pursuant to a written duly executed agreement between the Company and You.

5.  This Agreement may only be amended or terminated prior to its expiration date by agreement between Us and You and will terminate automatically in the event of termination of the Investment Advisory Agreement.

6.  This Agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Investment Company Act of 1940, as amended.

If the foregoing is in accordance with your understanding, will You kindly so indicate by signing and returning to Us the enclosed copy hereof.

Very truly yours,

COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC.

By: /s/ Dana A. DeVivo
Name: Dana A. DeVivo
Title: Secretary and Chief Legal Officer

Agreed to and Accepted as of the date first set forth above.

COHEN & STEERS CAPITAL MANAGEMENT, INC.

By: /s/ James Giallanza
Name: James Giallanza
Title: Executive Vice President